Exhibit 99.18

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA RENEWS
NORMAL COURSE ISSUER BID

TORONTO, November 2, 2011 — Brookfield Office Properties Canada (“BOX”) (TSX: BOX.UN) announced today that the Toronto Stock Exchange accepted a notice filed by BOX of its intention to renew its prior normal course issuer bid for a further one-year period.  At times its trust units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring trust units represents an attractive and a desirable use of available funds.

The notice provides that BOX may, during the twelve month period commencing November 5, 2011 and ending November 4, 2012, purchase on the Toronto Stock Exchange up to 1,035,347 trust units, representing approximately 5% of its issued and outstanding trust units. At October 24, 2011, there were 26,106,943 trust units and 67,088,022 Class B LP units (exchangeable on a one-for-one basis for trust units) issued and outstanding. Under the normal course issuer bid, BOX may purchase up to 7,895 trust units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the trust units under the normal course issuer bid will be the market price at the time of purchase. The actual number of trust units to be purchased and the timing of such purchases will be determined by BOX, and all purchases of trust units will be effected through the facilities of the Toronto Stock Exchange. All trust units purchased by BOX under this bid will be promptly cancelled.

BOX did not acquire any trust units under its prior normal course issuer bid which commenced on November 5, 2010 and ends on November 4, 2011.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact:  Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although BOX believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BOX to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, BOX cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to BOX’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on BOX's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by BOX with the securities regulators in Canada, including in the Annual Information Form under the heading “Brookfield Office Properties Canada and Real Estate Industry Risks,” and in BOX’s most recent interim report under the heading “Management’s Discussion and Analysis - Risk Factors.” BOX undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.